SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No. 3

Under the Securities Exchange Act of 1934

PERION NETWORK LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.03 Per Share

(Title of Class of Securities)

M78673114

(CUSIP Number)

Ronen Shilo
c/o Como
2 Ilan Ramon Street
Ness-Ziona, Israel 7403635
Telephone: +972-8-946-1713

with a copy to:

Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat Gan, Israel 5250608

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2019

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M78673114
1.	NAMES OF REPORTING PERSONS Ronen Shilo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,462,644
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,462,644
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,462,644
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage is based upon 25,965,527 ordinary shares outstanding (excluding 115,339 ordinary shares held by the Company) as of December 19, 2018, as reported by the Issuer in its proxy statement for its annual general meeting of shareholders held on January 24, 2019, furnished to the SEC on December 19, 2018.

Item 1.  Security and Issuer.

This Amendment No. 3 (this “Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13D filed on January 13, 2014 (the “Statement”), as amended by Amendment No. 1 thereto, filed on November 25, 2015 (“Amendment No. 1”), and Amendment No. 2 thereto, filed on May 31, 2017, relates to the ordinary shares, par value NIS 0.03 per share (“Ordinary Shares”) of Perion Network Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim St., Holon, Israel 5885849.

This Amendment No. 3 is being filed by Ronen Shilo, an individual (the “Reporting Person”) to report his sale, on January 22, 2019, of 900,000 Ordinary Shares (the “Shares”), which has reduced his beneficial ownership by in excess of one percent (1%) of the Issuer’s outstanding Ordinary Shares since the filing of Amendment No. 2. The sale of the Shares was effected via a block trade managed by a broker-dealer with a purchaser with whom the trade was arranged in advance. The Reporting Person had also effected prior, additional sales of Ordinary Shares since the filing of Amendment No. 2.

Concurrently with his entry into the transaction for the sale of the Shares, the Reporting Person furthermore entered into a call option agreement, dated January 21, 2019, with a third party (the “Call Option Agreement”) under which the third party has the right to acquire 1,462,644 Ordinary Shares from the Reporting Person within a 14 day period that runs through February 4, 2019.

This Amendment No. 3 amends and supplements the Statement, as previously amended and supplemented by Amendment No. 1 and Amendment No. 2. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement and in Amendment No.’s 1 and 2.

Between the filing of Amendment No. 2 and this Amendment No. 3, the Issuer effected, on August 26-27, 2018, a 1-for-3 reverse split of the Ordinary Shares (and an accompanying adjustment of the par value thereof from NIS 0.01 to NIS 0.03) (the “Reverse Share Split”). All numbers in this Amendment No. 3 (as well as the updated CUSIP number of the Ordinary Shares) reflect that Reverse Share Split.

Item 2.  Identity and Background.

The information concerning the Reporting Person that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of Amendment No. 3.

Item 3.  Source and Amount of Funds or Other Consideration.

The information concerning the source and amount of consideration provided by the Reporting Person for his acquisition of Ordinary Shares that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of Amendment No. 3.  The Reporting Person has not acquired any additional Ordinary Shares since the filing of the Statement.

Item 4. Purpose of Transaction.

The Reporting Person may acquire or sell additional Ordinary Shares from time to time, including the sale of 1,462,644 Ordinary Shares pursuant to the Call Option Agreement, the terms of which are described in Item 6 below.

Other than as described immediately above, as of the filing of this Amendment No. 3, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from the NASDAQ Global Market or any other national securities exchange on which they may be listed in the future or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 3 are made on the basis of 25,965,527 Ordinary Shares outstanding (excluding 115,339 Ordinary Shares held by the Company) (in each case, reflecting the Reverse Share Split) as of December 19, 2018, as reported by the Issuer in its proxy statement for its annual general meeting of shareholders held on January 24, 2019, furnished to the SEC on December 19, 2018.

(a)          The Reporting Person beneficially owns 1,462,644 Ordinary Shares of the Issuer, all of which are held directly by the Reporting Person, representing approximately 5.6% of the issued and outstanding share capital of the Issuer.

(b)          The Reporting Person possesses sole power to vote and direct the vote of all 1,462,644 Ordinary Shares held by him.  The Reporting Person does not possess sole power to dispose or to direct the disposition of any Ordinary Shares, as he possesses shared power to dispose or to direct the disposition of all 1,462,644 Ordinary Shares that he holds, due to the Call Option (as defined in Item 6 below) that he has granted to a third party to acquire those Ordinary Shares under the Call Option Agreement, as described in Items 1 and 6 of this Amendment No. 3.

 (c)          As noted in Item 1 above, the Reporting Person sold 900,000 Shares on January 22, 2019, to EA2K, a private company, at a sales price of $3.30 per Share, via a block trade managed by a broker-dealer. The Reporting Person furthermore entered into the Call Option Agreement on January 21, 2019 with respect to the potential sale of an additional 1,462,644 Ordinary Shares held by him (as described in Item 6 below). Other than those transactions, the Reporting Person has not effected any transaction in the Ordinary Shares of the Issuer during the last 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Call Option Agreement, by and between each of the Reporting Person and Mr. Dror Erez (a director and significant shareholder of the Issuer), severally, on the one hand, and Value Base Ltd. and/or any of its affiliates (“Value Base”), on the other hand, Value Base has the right to acquire 1,462,644 Ordinary Shares from the Reporting Person and 1,138,547 Ordinary Shares from Mr. Erez (the “Call Option”). The Call Option may only be exercised by Value Base in its entirety, and may only be exercised within the 14 day period that runs through February 4, 2019, for an aggregate purchase price of $8,583,930.30 (which purchase price reflects a purchase price of $3.30 per Ordinary Share), of which $4,826,725.20 would be payable to the Reporting Person and $3,757,205.10 would be payable to Mr. Erez.

The description of the Registration Rights Undertaking set forth in Item 6 of the Statement, as well as the filing and effectiveness of the Purchase Agreement F-3, as set forth in Item 6 of Amendment No. 1, are incorporated by reference herein.

Other than as described in Item 6 of the Statement, Item 6 of Amendment No. 1, and above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1— Form of Registration Rights Undertaking by Perion Network Ltd. (“Perion”) in favor of the former shareholders of ClientConnect, annexed as Appendix C to the Purchase Agreement, dated as of September 16, 2013, by and among Perion, Conduit and ClientConnect (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer furnished by Perion to the SEC on October 15, 2013)

Exhibit 2—Call Option Agreement, dated January 21, 2019, by and between each of the Reporting Person and Mr. Dror Erez, severally, on the one hand, and Value Base Ltd. and/or any of its affiliates, on the other hand

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronen Shilo RONEN SHILO

Dated: January 30, 2019